Final Term Sheet

Filed pursuant to Rule 433

Dated July 30, 2012

Relating to

Prospectus Supplement dated July 30, 2012 to

Registration Statement No. 333-162982

$500,000,000 2.20% Notes due 2022

Issuer:	Praxair, Inc.
Principal Amount:	$500,000,000
CUSIP / ISIN:	74005PBB9 / US74005PBB94
Title of Securities:	2.20% Notes due 2022
Trade Date:	July 30, 2012
Original Issue Date (Settlement Date):	August 2, 2012
Maturity Date:	August 15, 2022
Benchmark Treasury:	T 1.750% due May 15, 2022
Benchmark Treasury Price and Yield:	102-7+ and 1.504%
Spread to Benchmark Treasury:	72 basis points
Yield to Maturity:	2.224%
Interest Rate:	2.200% per annum
Public Offering Price (Issue Price):	99.785% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each February 15 and August 15 commencing February 15, 2013

Redemption Provisions:
Make-Whole Call:	Adjusted Treasury Rate plus 10 basis points prior to May 15, 2022
Par Call:	On or after May 15, 2022
Joint Bookrunners:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.

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